ANNOUNCEMENT TO THE MARKET

Disclosure of results for the first quarter of 2011 according to International Financial
Accounting Standards – IFRS

Itaú Unibanco presents below the differences between its financial statements in BRGAAP1 and in International Financial Accounting Standards - IFRS.

The complete consolidated financial statements under IFRS for the first quarter of 2011 are available at our website: www.itau-unibanco.com/ir.

R$ million
Comparison between BRGAAP1 and IFRS
Balance Sheet	BRGAAP	Adjustments2	IFRS	BRGAAP	Adjustments2	IFRS
		03/31/2010			03/31/2011
Total Assets	630,232	(29,510)	600,722	778,472	(31,937)	746,535
Cash and Deposits on Demand, Compulsory, Interbank Deposits,
Securities under repurchase agreements, Financial Assets and	299,975	1,566	301,541	385,422	1,799	387,220
Derivatives
Loan Operations	250,363	902	251,265	303,656	337	303,993
(-) Allowance for Loan Losses ³	(22,872)	3,080	(19,791)	(22,239)	2,295	(19,944)
Other Financial Assets 4	53,527	(26,447)	27,080	62,241	(25,858)	36,383
Tax Assets 5	30,317	(6,060)	24,257	28,952	(6,834)	22,118
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	18,922	(2,551)	16,370	20,441	(3,677)	16,764
Current Liabilities and Long Term Liabilities	573,853	(35,490)	538,363	711,316	(33,932)	677,384
Deposits	183,606	-	183,606	203,922	-	203,922
Deposits Received Under Securities Repurchase Agreements	148,055	-	148,055	206,753	-	206,753
Trading Liabilities, Derivatives, Interbank and Institutional funding	89,142	1,696	90,837	121,788	1,847	123,635
Other Financial Liabilities 4	52,773	(26,630)	26,142	60,103	(26,208)	33,896
Reserves for Insurance, Private Pension and Capitalization	52,165	(186)	51,980	62,432	22	62,453
Provisions and Other Liabilities	33,619	(4,675)	28,944	39,215	(2,876)	36,339
Tax Liabilities 5	14,494	(5,694)	8,800	17,103	(6,717)	10,386
Total Stockholders’ Equity	56,379	5,980	62,358	67,156	1,996	69,151
Minority Stockholders’ Equity	3,404	(1,451)	1,953	3,425	(1,925)	1,500
Controlling Stockholders’ Equity	52,975	7,430	60,405	63,731	3,920	67,651

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank.
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption.
3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model.
4 Difference in accounting for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities.
5 Difference in accounting for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Itaú Unibanco presents below the reconciliation of net income and equity for the first quarter of 2010 and 2011, and the conceptual description of the major adjustments.

R$ million
Reconciliation
Adjustments	Equity	Net Income	Equity	Net Income
	03/31/2010	1st Quarter/10	03/31/2011	1st Quarter/11
BRGAAP -Shares to Attributable to Controlling Stockholders	52,975	3,234	63,731	3,530
(1) Allowance for Loan Losses	3,080	(378)	2,295	271
(2) Recognition of total deferred tax assets	2,274	(91)	1,527	(185)
(3) Pension and health care plans	1,337	(72)	-	-
(4) Adjustment to market value of shares and quotas	789	-	953	-
(5) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	940	4	888	(9)
(6) Provision for Itaú Unibanco merger expenses	684	(160)	-	-
(7) Conversion of subsidiaries and unconsolidated companies abroad	-	91	-	(40)
(8) Provision for dividends payable not declared	981	-	-	-
Other adjustments	34	371	(105)	26
Income tax and social contribution on Net Income	(2,689)	89	(1,638)	(120)
IFRS -Shares Attributable to Controlling Stockholders	60,405	3,088	67,651	3,473
IFRS -Shares Attributable to Minority Stockholders	1,953	201	1,500	156
IFRS -Shares Attributable to Controlling Stockholders and Minority Stockholders	62,358	3,289	69,151	3,629

Differences between IFRS and BRGAAP Financial Statements

(1) On IFRS (IAS 39) loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment). On BRGAAP, the expected loss model is used¹.

(2) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), fully incorporated in the opening balance sheet of 01/01/2010 under IFRS.

(3) All accumulated actuarial gains and losses, until the transition date, were recognized. As of 2011, IFRS and BRGAAP criteria were equalized (IAS 19).

(4) On IFRS (IAS 39 and 32) stocks and quotas classified as permanent investment were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(5) On IFRS the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(6) The provision for Itaú Unibanco association was reversed on the opening balance sheet on IFRS of 01/01/2010 (IAS 19 and 37). On BRGAAP this provision was completely consumed until 12/31/2010.

(7) On the IFRS (IAS 21) exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.

(8) The provision for non declared payable dividends was reversed in the amount exceeding the value of the mandatory minimum dividends. As of 2011, IFRS and BRGAAP criteria were equalized (IAS 10).

¹ For more details see Management Discussion and Analysis and Complete Financial Statements for the first quarter of 2011.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP for the first quarter of 2011.

 R$ million
Recurring Net Income
1st Quarter/11	BRGAAP	IFRS	Variation
Net Income -Attributable to Controlling Stockholders	3,530	3,473	(57)	-1.6%
Exclusion of the Non-Recurring Events -Provision for Contingencies – Economic Plans1	108	99	(10)
Recurring Net Income -Attributable to Controlling Stockholders	3,638	3,572	(67)	-1.8%
1 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%.

São Paulo, May 09, 2011.
Itaú Unibanco Holding S.A.

Alfredo Egydio Setubal
Investor Relations Officer